UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended March 31, 2011 and 2010	2

b) Condensed Consolidated Balance Sheet as of March 31, 2011 and December 31, 2010	3

c) Condensed Consolidated Statement of Cash Flows for the Three months ended March 31, 2011 and 2010	4

d) Consolidated Statement of Shareholders’ Equity for the Three months ended March 31, 2011	5

e) Notes to Condensed Consolidated Financial Statements	6

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	12

Item 1A. Risk Factors	12

Item 5. Other Information	15

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2010	2011
Revenue:
License and research revenue	$3,441	$3,214
Product sales and services	2,305	1,624
Other revenues	2,341	1,926
Total revenue	8,087	6,764
Costs and expenses:
Cost of goods and services sold	(1,925)	(1,371)
Research and development	(7,261)	(7,758)
Selling, general and administrative	(2,931)	(2,526)
Total	(12,117)	(11,655)

Profit (loss) from operations	(4,030)	(4,891)

Interest income net	112	128
Foreign exchange gain (loss)	14	(240)
Other income (loss)	3	99

Income (loss) before income taxes	(3,901)	(4,904)
Income tax	(123)	(23)
Net income (loss)	$(4,024)	$(4,927)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.17)	$(0.20)
Diluted earnings (loss) per share	$(0.17)	$(0.20)

Weighted average number of shares outstanding (in thousands) :

Basic	24,343	24,646
Diluted	24,343	24,646

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

ASSETS	December 31, 2010	March 31, 2011
Current assets:
Cash and cash equivalents	$8,184	$5,831
Marketable securities	23,160	20,172
Accounts receivable	7,480	7,398
Inventory	862	854
Research and development tax credit receivable short term	2,304	87
Prepaid expenses and other current assets	3,372	2,571
Total current assets	45,362	36,913

Property and equipment, net	21,425	22,744
Other assets:
Research and development tax credit receivable long term	7,641	10,126
Other long-term assets	186	197
Total other assets	7,827	10,323
Total assets	$74,614	$69,980

LIABILITIES
Current liabilities:
Current portion of long-term debt	2,317	2,463
Current portion of capital lease obligations	59	94
Accounts payable	4,941	4,705
Current portion of deferred revenue	2,528	2,182
Advances from customers	139	129
Accrued expenses	6,004	5,069
Other current liabilities	3,433	3,819
Total current liabilities	19,421	18,461

Long-term debt, less current portion	1,547	1,646
Capital lease obligations, less current portion	133	252
Deferred revenue, less current portion	3,247	3,038
Other long-term liabilities	13,961	12,564
Total long-term liabilities	18,888	17,500

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,645,650 issued and outstanding at December 31, 2010 and March 31, 2011 (shares authorised 29,426,040) at nominal value of 0.122 euro	3,589	3,589
Additional paid-in capital	202,462	202,998
Accumulated deficit	(180,619)	(185,546)
Accumulated other comprehensive income (loss)	10,873	12,978

Total shareholders' equity	36,305	34,019
Total liabilities and shareholders' equity	$74,614	$69,980

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows
(Unaudited)

	Three months ended March 31,
	2010	2011

Cash flows from operating activities:
Net income (loss)	$(4,024)	$(4,927)
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,247	1,028
Loss (gain) on disposal of property and equipment	-	(11)
Gains on sales of marketable securities	(22)	(12)
Grants recognized in other income and income from operations	(599)	(50)
Stock compensation expense	875	519
Increase (decrease) in cash from:
Accounts receivable	920	535
Inventory	182	60
Prepaid expenses and other current assets	(666)	1,025
Research and development tax credit receivable	666	347
Accounts payable	(682)	(463)
Deferred revenue	(928)	(886)
Accrued expenses	(377)	(1,283)
Other current liabilities	233	163
Other long-term assets and liabilities	(241)	(375)
Net cash provided by (used in) operating activities	(3,416)	(4,330)

Cash flows from investing activities:
Purchases of property and equipment	(736)	(901)
Proceeds from disposal of property and equipment	-	11
Purchase of marketable securities	(34,755)	(3,689)
Proceeds from sales of marketable securities	33,444	7,985
Net cash provided by (used in) investing activities	(2,047)	3,406

Cash flows from financing activities:
reimbursment of loans or conditional grants	(1,879)	(1,818)
Principal payments on capital lease obligations	(9)	(20)
Net cash provided by (used in) financing activities	(1,888)	(1,838)

Effect of exchange rate changes on cash and cash equivalents	(370)	409

Net increase (decrease) in cash and cash equivalents	(7,721)	(2,353)

Cash and cash equivalents, beginning of period	8,716	8,184

Cash and cash equivalents, end of period	$995	$5,831

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

			Additional		Accumulated Other Comprehensive
	Ordinary Shares		Paid-in	Accumulated	Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2011	24,645,650	$3,589	$202,462	$(180,619)	$10,873	$36,305
Stock-based compensation expense			536			536
Net loss.				(4,927)		(4,927)
Foreign currency translation adjustment					2,105	2,105
Comprehensive loss						$(2,822)
Balance at March 31, 2011	24,645,650	$3,589	$202,998	$(185,546)	$12,978	$34,019

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2011. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

 2. REVENUES

2.1 License and research revenue

The Company recognized license and research revenues of $3,214,000 for the first three months of 2011.  Total research and development revenues amounted to $2,329,000 and licensing fees were recognised for a total of $885,000 for the first three months of 2011.

License and research revenues include $999,000 of research revenues and $342,000 licensing fees in accordance with the agreement signed with Merck-Serono on December 20, 2007 and the option exercised by Merck-Serono in February 2009 to license the Medusa technology.

Under the agreement signed on June 19, 2009 with Baxter Healthcare Inc. the company recognised $427,000 in licensing fees, as amortization of the initial up-front fee, in the first three months of 2011.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

The remaining license and research revenues amounting to $1,447,000 relate to agreements with undisclosed partners.

2.2 Product sales and services.

The Company recognised product sales of $1,624,000 for the first quarter of 2011.  The supply agreement for the manufacture of Coreg CR microparticles on a cost plus basis signed with GlaxoSmithKline, or GSK, in December 2004, and renewed in May 2008, expired on December 31, 2010.  The Company has continued to supply Coreg CR microparticles to GSK as a unilateral accommodation so as to secure their supply while the parties negotiate a new supply agreement.  The Company is the sole supplier of microparticles to GSK, and it is anticipated that the negotiations will not have a negative impact on the Company.  Revenues have been recognized on the same basis as prior periods awaiting conclusion of negotiations for a new supply agreement.

2.3 Other revenues.

The Company recognized other revenues of $1,926,000 for the three-month period ended March 31, 2011 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three month period ended March 31, 2011, the credit amounted to $1,911,000 compared to $1,697,000 for the three month period ended March 31, 2010.

4. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2011, no new shares were issued by the Company.

5. STOCK COMPENSATION EXPENSE

During the three month period ended March 31, 2011, no stock options or free of charge share awards were granted by the Company.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended
(in thousands except per share data)	March 31, 2010	March 31, 2011

Net income (loss)	(4,024)	(4,927)

Net income (loss) per share
Basic	$(0.17)	$(0.20)
Diluted	$(0.17)	$(0.20)

Number of shares used for computing
Basic	24,343	24,646
Diluted	24,343	24,646

Stock-based compensation (ASC 718)
Cost of products and services sold	36	18
Research and development	314	206
Selling, general and administrative	525	295
Total	875	519

Net income (loss) before stock-based compensation	(3,149)	(4,408)

Net income (loss) before stock-based compensation per share
Basic	$(0.13)	$(0.18)
Diluted	$(0.13)	$(0.18)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Factors that could cause actual results to differ from expectations include, among others, those listed in Part II, Item 1A, Risk Factors of this Form 6-K and set forth in more detail in “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010.

RESULTS OF OPERATIONS

For the three months ended March 31, 2011, Flamel reported total revenues of $6.8 million compared to $8.1 million for the first three months of 2010, primarily as a result of the reduction in product sales and services.

License and research revenues for the three months ended March 31, 2011 were $3.2 million compared to $3.4 million for the first three months of 2010.

Product sales and services, totaled $1.6 million for the three months ended March 31, 2011, compared to $2.3 million for the three months ended March 31, 2010.  The supply agreement for the manufacture of Coreg CR microparticles on a cost plus basis, signed in December 2004 and renewed in May 2008, expired on December 31, 2010.  The Company has continued to supply Coreg CR microparticles to GSK in 2011 as a unilateral accommodation so as to secure their supply while the parties negotiated a new supply agreement.  The decline in product sales year on year is related to declining demand for Coreg CR from GSK.

FLAMEL TECHNOLOGIES S.A.

Other revenues were $1.9 million for the three months ended March 31, 2011 compared to $2.3 million for the first three months of 2010.  These revenues are derived primarily from the royalty on sales of Coreg CR.

Operational expenses decreased to $11.7 million during the three months ended March 31, 2011, from $12.1 million for the three months ended March 31, 2010, due primarily to lower cost of goods and services sold.

Costs of goods and services sold were $1.4 million in the three months ended March 31, 2011, as compared to $1.9 million in the three months ended March 31, 2010.  This decrease was due to reductions in 2011 expenditures corresponding with lower demand for Coreg CR.

Research and development expenditures were $7.8 million in the three months ended March 31, 2011 compared to $7.3 million in the three months ended March 31, 2010. This increase is primarily due to increased expenditures on pre-clinical studies to support ongoing research programs.

Selling, general and administrative expenses decreased from $2.9 million in the three months ended March 31, 2010 to $2.5 million in the three months ended March 31, 2011.  This reduction was driven by the pursuit of strict cost control over the quarter.

Net loss for the three months ended March 31, 2011 was $(4.9) million, compared to a net loss of $(4.0) million in the three months ended March 31, 2010. Net loss per share (basic) for the three months ended March 31, 2011 was $(0.20), compared to a net loss per share in the year-ago period of $(0.17).

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2011, the Company had $26.0 million in cash, cash equivalents and marketable securities, compared to $31.3 million on December 31, 2010.  This decrease was due primarily to the use of cash and cash equivalents to fund operations and on-going research and development activities.  In recent years, we have financed our operations and research and development efforts primarily through license and research revenues, milestone payments and royalties from our collaborative partners.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007.

During the first quarter of 2011, the French tax authorities paid the Company the research tax credit from 2007 and the Company repaid to OSEO the corresponding advance. This resulted in:

-	a cash outflow from financing activities ($1.8 million), related to the reimbursement to OSEO for the advance OSEO provided secured against the R&D tax credit from 2007, and
-
a cash inflow from operating activities ($2.3 million), corresponding to the R&D credit tax from 2007 paid by the tax authorities (and a corresponding decrease in the amount of the R&D tax credit receivable).

FLAMEL TECHNOLOGIES S.A.

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.  Our cash needs may vary materially from our current expectations based on:

•	sales of products that incorporate our drug delivery technologies;
•	financial terms of collaborative, technology access, license or other commercial agreements we enter into;
•	results of research and development efforts;
•	changes in the focus and direction of our business strategy;
•	technological advances;
•	results of clinical testing, requirements of the US Food and Drug Administration (FDA) and comparable foreign regulatory agencies;
•	availability and terms of financing alternatives; and
•	investments in complementary businesses, products or technologies

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action then proceeded into the discovery phase, pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  On September 20, 2010, the Court granted that motion and on September 30, 2010, the Court approved an Amended Case Management Order.  The parties are now pursuing further discovery.  The Company intends to vigorously defend itself in the action.

In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin Limited, India for infringement of US Patent No. 6,022,562 which is held by the Company and associated with Coreg CR.  The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.

Item 1A.  Risk Factors

Item 3, “Key Information - Risk Factors,” of our Annual Report on Form 20-F for the year ended December 31, 2010 describes some of the risks and uncertainties associated with our business. The risk factors set forth below highlight some of these risk disclosures. Other factors may also exist that we cannot anticipate or that we currently do not consider to be significant based on information that is currently available.   In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below or in our Form 20-F could have a material adverse effect on business, financial condition and results of operations, cash flows and future results:

FLAMEL TECHNOLOGIES S.A.

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies.

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan.

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	our products and technologies may not gain market acceptance.

•
our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of our intellectual property and may adversely affect the commercial success of our products.

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims.

•
we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•
products that incorporate our drug delivery technologies are subject to regulatory approval.  If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	our share price has been volatile and may continue to be volatile.

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects.

•	if we are not profitable in the future, the value of our shares may fall.

•	our operating results may fluctuate, which may adversely affect our share price.

FLAMEL TECHNOLOGIES S.A.

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future.

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company

FLAMEL TECHNOLOGIES S.A.

Item 5. Other Information

SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

•	a) On Friday, June 24, 2011, we held our annual shareholders’ meeting to vote on sixteen proposals.
•	b) The following matters were voted upon at the annual meeting:

Proposal	Votes For	Votes Against/Abstain	Broker Non-Votes
Approval of Statutory Accounts for year ended December 31, 2010.	23,207,241	1,090,089	0
Allocation of results to retained earnings.	23,975,438	321,892	0
Renewal of Mr. Elie Vannier as Director.	23,836,350	460,980	0
Renewal of Mr. Lodewijk J.R. De Vink as Director.	23,839,531	457,799	0
Renewal of Mr. John L. Vogelstein as Director.	23,851,751	445,579	0
Renewal of Mr. Francis JT Fildes as Director.	23,841,031	456,299	0
Renewal of Mr. Stephen H. Willard as Director.	22,550,057	1,747,273	0
Appointment of Ambassador. Craig Stapleton as Director.	23,854,344	442,986	0
Appointment of Mrs. Catherine Bréchignac as Director.	23,842,707	454,623	0
Appointment of Mr. Guillaume Cerutti as Director.	23,843,294	454,036	0
Determination of the annual amount of Directors’ attendance fees.	23,778,908	518,422	0
Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code	21,813,805	2,483,525	0
Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.	20,393,036	3,904,294	0
Authorization to be granted to the Board of Directors for issue of a maximum number of three hundred and fifty thousand (350,000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither legal representatives nor employees of the Company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.	20,389,869	3,907,461	0
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.	1,754,992	22,542,338	0
Powers for formalities.	23,857,200	440,130	0

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: July 29, 2011	/s/ Stephen H. Willard
Stephen H. Willard Chief Executive Officer